Continental

Press Release

Continental AG Continues its Successful Track Record

- Automotive supplier improves sales and earnings substantially in first quarter 2006
- Goals for 2006 firmly in sight despite negative impact from raw material prices

Hanover, May 4, 2006. Continental AG, Hanover, has continued its successful performance in the first quarter of 2006. The international automotive supplier improved its sales and earnings in the first three months more than expected. "We had a very good first quarter, with all divisions achieving significant growth in quantities and sales despite the difficult position of several customers. Thus, in a demanding environment, we have kept our sights firmly on our goal of outperforming the sales and operating result of the first quarter of 2005," said Continental Executive Board chairman Manfred Wennemer on Thursday in Hanover. On the other hand, he also pointed out risks from rising costs for raw materials and the continuing unsatisfactory development of the automotive markets on the whole.

Consolidated sales for the first quarter of 2006 rose by 11.0 percent compared with the same period of the previous year to EUR3,611.6 million (PY: EUR3,253.1 million). Before consolidation changes and exchange rate effects, consolidated sales increased by 8.8 percent. The **consolidated operating result (EBIT)** rose by 25.5 percent to EUR352.4 million (PY: EUR280.9 million) and the return on sales to 9.8 percent (PY: 8.6 percent). The **net income attributable to the shareholders of the parent** were up 33.4 percent to EUR221.9 million (PY: EUR166.4 million) as well as earnings per share to EUR1.52 (previous year: EUR1.14).

€ millions	**Sales**		**EBIT ( ) = Return on sales**	
	Jan. – March 2006	**Jan. – March 2005**	**Jan. – March 2006**	**Jan. – March 2005**
Continental Corporation	3,611.6	3,253.1	352.4 (9.8%)	280.9 (8.6%)
Automotive Systems	1,435.0	1,281.6	151.4 (10.6%)	123.8 (9.7%)
Passenger and Light Truck Tires	1,089.1	980.6	108.0 (9.9%)	91.1 (9.3%)
Commercial Vehicle Tires	346.2	306.6	19.7 (5.7%)	17.5 (5.7%)
ContiTech	770.1	707.9	82.9 (10.8%)	58.1 (8.2%)

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"Raw material prices are being driven to new heights from continuing heavy demand for raw materials worldwide, political uncertainties and ongoing speculation. The increasing raw material prices, in particular for natural rubber and oil, reduced EBIT in the first quarter by approximately EUR50 million compared with the average prices for 2005 as a whole and by about EUR79 million compared with the prices for the first quarter of 2005. We assume that this negative trend will continue in the next quarters of 2006 as well," explained Dr. Alan Hippe, Executive Board member responsible for finance. "Like last year, we will try to compensate the rising prices for materials, particularly for crude oil, natural rubber and steel, with price increases, mix improvements, and rationalization measures."

Wennemer also pointed out that the company is investing heavily in the future. For the three months to March 31, 2006, **research and development expense** rose by 9.4 percent compared with the same period of 2005 to EUR156.1 million (PY: EUR142.7 million). At the same time, EUR200.1 million (PY: EUR 158.4 million) was invested in property, plant and equipment, and software. Investments concentrated on production lines for the new generation of electronic brake systems and the expansion of production capacities in low-cost countries, especially in Camaçari, Brazil and Malaysia. The **capital expenditure ratio** after three months amounted to 5.5 percent (PY: 4.9 percent). "We are, therefore, investing within a reasonable scope, creating the basis for sustainable growth in the future," said Wennemer. "For the year on the whole, we anticipate a capital expenditure ratio somewhat higher than 6.0 percent of sales."

As of March 31, 2006, Continental had 80,596 **employees**, representing an increase of 747 compared with December 31, 2005.

The figures for the divisions after the first quarter:

Sales of the **Automotive Systems** division increased during the first quarter of 2006 by 12.0 percent to EUR1,435.0 million (PY: EUR1,281.6 million). Before exchange rate effects, sales grew by 9.3 percent. Automotive Systems boosted its operating result (EBIT) by 22.3 percent to EUR151.4 million (PY: EUR123.8 million), with the return on sales rising to 10.6 percent (PY: 9.7 percent).

The **Passenger and Light Truck Tires** division increased sales for the first three months of 2006 in comparison to the first quarter of 2005 by 11.1 percent to EUR1,089.1 million (PY: EUR980.6 million). Before exchange rate effects, sales rose by 7.6 percent. The increasing raw material prices impacted the result for the first quarter 2006 by approximately EUR23 million compared with the average prices for 2005 as a whole and by about EUR45 million compared with the prices for the first quarter of 2005. The division lifted its operating result (EBIT) by 18.6 percent to EUR108.0 million (PY: EUR91.1 million), achieving a return on sales of 9.9 percent (PY: 9.3 percent).

The **Commercial Vehicle Tires** division recorded a rise in sales for the first three months of 2006 of 12.9 percent to EUR346.2 million (previous year: EUR306.6 million). Before exchange rate effects and changes in the scope of consolidation, sales were up by 8.2 percent compared with the same period in the previous year. The increasing raw material prices impacted the result for the first quarter of 2006 by approximately EUR20 million compared with the average prices for 2005 as a whole and by about EUR27 million compared with the prices for the first quarter of 2005. The division boosted its operating result (EBIT) by 12.6 percent to EUR19.7 million (PY: EUR17.5 million). As in the previous year, the return on sales amounted to 5.7 percent.

The **ContiTech** division's sales for the first quarter of 2006 increased 8.8 percent to EUR770.1 million (PY: EUR707.9 million). Before consolidation changes and exchange rate effects, sales were up 10.0 percent. ContiTech raised its operating result (EBIT) by 42.7 percent to EUR82.9 million (PY: EUR58.1 million), and its return on sales to 10.8 percent (PY: 8.2 percent).

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation posted consolidated sales of EUR13.8 billion. It currently has a worldwide workforce of around 80,600 employees.

Dr. Heimo Prokop
Head of Corporate Communications
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Tel.: +49 511 938-1485, Fax: -1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press Relations
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Tel.: +49 511 938-1278, Fax: -1055
E-mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Continental Honored by General Motors as a 2005 Supplier of the Year

Hanover/Detroit, Mich., May 3, 2006. Continental was named as a General Motors Supplier of the Year for its overall business performance in providing GM with world-class parts and services in two categories. Awards were received for the second year in a row in the area of Brake Systems and the fifth time in the area of Engine Mount Systems. The awards were given during ceremonies at GM's Vehicle Engineering Center at the General Motors Technical Center in Warren, Mich. recently.

"We consider Continental to be a role model for all suppliers. They are recognized as a GM Supplier of the Year because they exceeded our expectations in 2005," said Bo Andersson, vice president of Global Purchasing and Supply Chain. "Continental is one of the best in the world and we thank them for their hard work and commitment to helping make GM vehicles the best in the world."

"Continental is honored to receive these prestigious awards," said Jeff Klei, vice president, sales and marketing, Continental Teves, Inc.. "These awards showcase our commitment to service and high quality components and systems."

"And they reflect the leading position, which we have in chassis and NVH technologies." adds Kai Frühauf, managing director, ContiTech Vibration Control. "Our management systems enable us to keep that high performance level in all our plants worldwide."

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The GM Supplier of the Year award began as a global program in 1992. Winners are selected by a global team of executives from purchasing, engineering, manufacturing and logistics who base their decisions on supplier performance in quality, service, technology and price. This year, General Motors honored 85 suppliers for their outstanding performance throughout 2005.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR13.8 billion. At present it has a worldwide workforce of approximately 80,000.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Str. 9
D-30165 Hanover
Tel.: +49 511 938-1278
Fax: +49 511 938-1055
Email: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com